UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

60 Anson Road, 17-01,

Mapletree, Singapore 079914

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit Index

99.1	Press Release — Platinum Analytics Cayman Limited Reports Unaudited Interim Financial Results ended March 31, 2026
99.2	Unaudited Condensed Consolidated Financial Statements and Related Notes as of March 31, 2026 and September 30, 2025 and for the Six Months Ended March 31, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Platinum Analytics Cayman Limited

By:	/s/ Huiyi Zheng
Name:	Huiyi Zheng
Title:	Chief Executive Officer

Date: September 30, 2026